TAHOE REPORTS 2nd QUARTER 2012 FINANCIAL RESULTS
Company Provides Update on Escobal Development

VANCOUVER, B.C. (Aug. 3, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today financial results for the quarter ending June 30, 2012. The Company concluded 2Q 2012 with a cash balance of $271.1 million, compared to $318.5 million at the end of 1Q 2012.

According to Tahoe President and CEO Kevin McArthur, “We remain on-budget and on-schedule for mill commissioning in the second half of 2013, ramping up to commercial production in early 2014. Furthermore, we continue to receive very good drilling results in the Escobal vein area and hope to provide an exploration update this fall.”

Complete financials and Management’s Discussion & Analysis (MD&A) will be posted today on SEDAR at www.sedar.com and on Tahoe’s website at www.tahoeresourcesinc.com.

Results for 2Q 2012 include:

  Ended the quarter with $271.1 million in cash and cash equivalents
  For the six months ending June 30, 2012, the Company reported a loss of $47.0 million or $0.33 per share
  Escobal capital expenditures and project expenses totaled $47.6 million for the quarter and $81.9 million for the six months ending June 30, 2012
  Escobal is progressing on schedule. The mill and facilities EPCM is 48 percent complete and underground development is 50 percent complete as of June 30, 2012.
  Project-to-date expenditures amount to $148.2 million out of a total estimated capital budget of $326.6 million

Project Update
Escobal progress continues with the operations team focused on underground development and construction of the mill and surface facilities. Second quarter total development advance was 959 metres compared to 730 metres in the first quarter. Total project advance in both declines was 2,433 metres as of June 30.

Surface development priorities include completion of site earthworks, water diversion channel, concrete foundations, and dry tailings disposal site. In the second quarter, work on foundations in the crushing and grinding, flotation, and concentrate and tailings filtration areas progressed on schedule and steel erection and mechanical installations began the quarter. Photographs of the construction progress are available on Tahoe’s website.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO. Tahoe’s website is www.tahoeresourcesinc.com.

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All figures in U.S. Dollars

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s strategy to develop the Escobal project and for positioning the company as a whole. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807